[Husch Blackwell Sanders LLP Letterhead]

Charles Christian Kirley Attorney 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.283.4625 fax: 816.983.8080 chris.kirley@huschblackwell.com

August 24, 2010

Securities and Exchange Commission Attn. Adam Turk Mail Stop 3010 100 F Street NE Washington DC 20549

Re:	Bigelow Income Properties, LLC – Registration No. 333-165876

Dear Mr. Turk:

Enclosed please find (i) a copy of Pre-Effective Amendment No.1 to Form S-11 for Bigelow Income Properties, LLC, (ii) a scanned copy of the SEC’s May 2, 2010 comment letter concerning the original S-11 with responses and/or actions taken to address the comments interlineated and (iii) the company overview discussed in connection with paragraph 2 of the comment letter.

To the extent it may be of use to you and your colleagues in connection with your review, I have also included a redline comparison that shows all the changes that have been made to the prior version.

If you would like a copy of any of the foregoing in electronic format or require any further information, just let me know.

If you have any questions, please feel free to contact me.

Yours very truly,

/s/Charles Christian Kirley
Charles Christian Kirley

CCK

United States SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

May 3, 2010

Charles Christian Kirley, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

Re.         Bigelow Income Properties, LLC
Registration Statement on Form S-11
Filed April 2, 2010
File No. 333-165876

Dear Mr. Kirley:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter

General

1.
Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

No graphics, maps, photographs, or other artwork (including logos) are going to be used in the prospectus.

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  Please refer to Item 19.B of Industry Guide 5.

Except for the Bigelow Income Properties, LLC Company Overview, a copy of which accompanies this letter), no promotional material or sales literature has been developed at this time.  Initially, Bigelow Income Properties anticipates that it will rely solely on the prospectus for marketing purposes.   If and when promotional material and sales literature are developed, amended filings will be made to disclose such materials.

3.
Prior to effectiveness, please also provide a copy of the letter from FINRA or a telephone call informing us that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements.

As this issue is currently self-underwritten, there are no underwriting arrangements for FINRA to review.

4.
We note your disclosure on page 12 that you anticipate that the company’s shares will be listed on NYSE Amex.  Prior to effectiveness, please have a representative from NYSE Amex call the staff, or provide a copy of the NYSE Amex letter, to confirm that your securities have been approved for listing.

Based on ongoing conversations with NYSE Amex and NASDAQ concerning their respective listing standards, it appears that our securities will not be in a position to be listed upon effectiveness of our registration.  Specifically, neither NYSE Amex nor NASDAQ will list a blind pool.  Consequently, though it is still the company’s intention to pursue listing on a major exchange, it appears that listing on a major exchange will be possible only after the company is able to identify and obtain an adequate number of properties (and otherwise meet all listing standards).

The prospectus has been modified to disclose these changed circumstances.

5.
We note your disclosure throughout the prospectus that the company intends to invest the proceeds in “Investment Grade Securities.”  We also note from your disclosure that it is unclear when the company will ultimately invest in properties.  Please provide us with a detailed analysis of the exemption from registration under the 1940 Act that you intend to rely on and how your investment strategy will support that exemption.  Please note that we may refer your response to the Division of Investment Management for further review.

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as “any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  Bigelow Income Properties has never held itself out as an investment company and is not and will not be primarily engaged in the business of investing, reinvesting, or trading in

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

securities.  Its primary function is to invest in income producing real estate properties on an unleveraged basis.

Section 3(a)(1)(C) of the 1940 Act further defines an investment company to include any issuer engaged in the business of owning or holding securities that owns “investment securities” having a value in excess of 40% of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.1  The term “investment securities” is defined in Section 3(a)(2) to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which are not investment companies and are not relying on the exclusions from the definition of investment company in sections 3(c)(1) or 3(c)(7) of the 1940 Act.  Section 3(a)(1)(C) excludes “cash items” from the definition of investment securities, but that term is not defined anywhere in the 1940 Act.

The primary purpose of utilizing “Investment Grade Securities” was to provide a safe and liquid investment in which to place investors’ funds in the interim period between receipt and investment in real estate properties (which is not anticipated to be a long period of time).  Since the utilization of short term, liquid Government securities backed by the full faith and credit of the United States Government and/or cash items at a federally insured commercial bank will serve the same function and such investments clearly fall outside the definition of “investment securities”, it has been determined to eliminate all requirements concerning investments in “Investment Grade Securities” and replace them with requirements for investing in short term, liquid Government securities backed by the full faith and credit of the United States Government and/or cash items at a federally insured commercial bank.  The prospectus has been modified to reflect this changed investment criteria.

In addition, Rule 3a-1 exempts an entity from the definition of “investment company” if no more than 45% of its total assets consist of, and no more than 45% of its net income after taxes over the last four quarters is derived from, securities other than Government securities and securities of majority-owned subsidiaries and companies primarily controlled by it.

Finally, the Company currently has fewer than 100 shareholders and falls under the exemption contemplated by Section 3(c)(1) of the 1940 Act.

Based on the foregoing, the company believes that it is currently and will remain exempt from registration under the 1940 Act.

______________________________________

1 In addition to Sections 3(a)(1)(A) and 3(a)(1)(C), the Act contains one other definition of “investment company” under Section 3(a)(1)(B).  This provision relates to issuers engaging in the business of issuing face-amount certificates of the installment type, and thus does not apply to the Company.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

6.           We note that through the Initial Warrant the Original Shareholder has the right to acquire a significant amount of shares at a cost that is substantially less than the public offering price.  Please provide the information required by Item 506 of Regulation S-K.

The required information has been included in the prospectus.

7.	Please include the disclosure required by Item 403 of Regulation S-K.

The required information has been included in the prospectus.

8.	Please provide the scaled disclosure required by Item 404(d) of Regulation S-K.

The required information has been included in the prospectus.

9.	Please provide the disclosure required by Item 12 of the Instructions to Form S-11.

The required information has been included in the prospectus.

10.
The forepart of your prospectus contains many defined terms.  For example, on the cover page of the prospectus, you include terms such as “Properties,” “Investment Grade Securities” and “Working Capital Reserves.”  The meanings of terms you use in the forepart of your prospectus must be clear from the context.  Accordingly, please eliminate defined terms throughout the forepart of the prospectus and use terms whose meanings are clear from the context instead.  See Rule 421(d) of Regulation C.  Note that it is appropriate to include a glossary that provides definitions of terms that are technical in nature or require varying methods of computation.  See Item 13 of Industry Guide 5.

The required changes have been made to the prospectus.

11.
We note that until you have invested your proceeds in properties, all proceeds will be invested in Investment Grade Securities.  We further note your disclosure on page 6 that if the directors determine that the Company is not viable, the offering will be terminated, and all uninvested funds in any escrow or Company account, including interest, will be returned to investors within 10 days after termination of the offering.  It is unclear from your disclosure whether you have appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering.  Please supplementally tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act.  Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors and advise as to whether there is any amount of securities that must be sold by a specified date for the offering to continue.

UMB Bank, N.A. will act as escrow agent for the company and will hold and disburse all subscription proceeds pursuant to a written Escrow Agreement.  The form of Escrow Agreement that insures funds will be promptly returned to investors has been included as an exhibit to the prospectus.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

In addition, the prospectus has been modified to reflect that a minimum of $1,000,000 worth of the registered shares must be sold on or before December 31, 2011.  The obligations of the escrow agent to return funds to investors is tied to this date.

12.
Please discuss in the prospectus that the company is not organized and will not operate as a real estate investment trust.  Also discuss how the company will not receive the tax advantages provided by REITs or advise us why such revision is not necessary.  Please include any related risk factors.

The required information has been included in the prospectus.

Cover Page of the Prospectus

13.
Please note that the cover page of the prospectus should be as brief as possible and should only include generally the disclosure required by Item 501(b) of Regulation S-K and Item 1 of Industry Guide 5.  We note, for example, your disclosure on the cover page regarding the “Glossary of Terms.”  It appears that such information could be better explained elsewhere in the prospectus, such as the summary.  See also Rule 421 of Regulation C.  Please revise or advise.

The required changes have been made to the prospectus. The required information has been included in the prospectus.

14.
We note your disclosure that your shares will be sold through registered investment advisors and broker-dealers.  On the cover page of your prospectus, please identify the entities that will sell your shares and list them as underwriters or advise.  Also revise accordingly your plan of distribution section.  In addition, please advise us how the investment advisors will sell the shares.  For example, will the company solicit investment advisers to offer the securities?

No arrangements have been made or agreements reached with any specific registered investment advisors or broker-dealers to sell the company’s securities.  As such, none can be identified or listed as underwriters.  At this time, this offering is self-underwritten.

The plan of distribution section has been revised to clarify that the company will provide copies of the prospectus to registered investment advisors and broker-dealers and solicit such registered investment advisors and broker-dealers to consider recommending the company’s securities to their clients/customers.

15.
Along with disclosure indicating that there is no public market for your securities, please clearly indicate whether the company intends to have its securities listed on an exchange and identify such exchange.  If the company does not intend to have its securities listed, please clearly indicate this on the cover page.  See Item 501 (b)(4) of Regulation S-K.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

The prospectus has been revised to indicate that the securities are currently unlisted and illiquid, but that the company plans to pursue listing.  The prospectus has also been revised to indicate that if the company does not sell $1,000,000 worth of shares or get the shares listed on an exchange prior to December 31, 2011, the Company will stop selling shares, and each investor’s escrowed funds, including interest, will be returned within ten days.  For these purposes, the term “exchange” is not limited a major exchange but will be deemed to include any recognized securities market or regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities.

16.	On the cover page of the prospectus, please state whether your offering will be sold on a best efforts basis. See Item 501(b)(8) of Regulation S-K.

The required information has been included in the prospectus.

17.
We note your disclosure on page 11 which states that the company has placed no restrictions on the sale and transfer of shares other than as set forth in the “Investor Suitability Standards” section.  Please include a cross reference to this section on the cover page of your prospectus.  See Item 1(b) of Form S-11.

The required information has been included in the prospectus.

18.
We note that you appear to have listed material risks related to the tax aspects of your offering, your use of proceeds, and conflicts of interests in your “Risk Factors” section.  Please expand the discussion of your material risks on the cover page of the Prospectus to include a brief description of these issues.  Refer to Item 1.A of Industry Guide 5 for guidance.

The required information has been included in the prospectus.

19.
Please disclose on the cover page of the prospectus the date that the offering will terminate and revise your disclosure accordingly throughout your prospectus.  See Item 501(b)(8)(iii) of Regulation S-K.

The required information has been included in the prospectus.

20.	Please disclose any arrangements to place offering funds received in an escrow trust or similar arrangement on the cover page of your prospectus. See Item 501(b)(8)(iii) of Regulation S-K.

The required information has been included in the prospectus.

21.	We note your disclosure in footnote (1) to the table in which the company states that no commissions will be paid by the company.” From the disclosure on page 87, it appears

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

that funds from the proceeds in the offering will be used to pay sales commissions to broker dealers. Please revise or advise.

The required changes have been made to the prospectus.

22.
Please revise the cover page to disclose the minimum number of shares in the offering that must be sold if any are sold and include a table that shows the total maximum and minimum interest to be offered, if applicable.  See Item 501(b))(8) of Regulation S-K and Item 1.C. of Industry Guide 5.

The required changes have been made to the prospectus.

Prospectus Summary, page 1

23.
We note your disclosure on page 1 that an investment in your Shares may be suitable for persons seeking current cash distributions.  Within this section please state the estimated maximum time from the closing date that an investor might have to wait to receive such distributions.  See Please refer to Item 3.A.iv of Industry Guide 5.

The required changes have been made to the prospectus.

24.
We note your statement on page 4 that, “The Company intends ... to take immediate advantage of the significant opportunities to purchase stable, performing Properties at a price that will allow reasonable returns.”  Please provide support for this statement and revise the statement to indicate clearly that this is management’s belief.

This statement has been modified to read that the company will attempt to take immediate advantage of any available opportunities to purchase stable, performing properties at prices that the directors believe will allow the company to pay reasonable returns.

25.	Please disclose in the summary the person who has control over 2309 Holdings.

The required changes have been made to the prospectus.

26.
We note your disclosure on page 4 that “until the Company shall have raised capital in excess of One Hundred Million Dollars ... the members of the Board of Directors shall be appointed and/or removed by the Original Shareholder in its sole discretion.”  We also note that the company is only raising $50 million in this offering.  Please discuss here and elsewhere in the prospectus the effect this will have on an investor’s rights to remove and elect directors.  Also revise accordingly the related risk in the risk factors section.

The required information has been included in the prospectus.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

27.	Please identify Mr. Kirley as your promoter within this section. To the extent there are other promoters, please disclose as such. Please refer to Item 11(d) of Form S-11 .

The required information has been included in the prospectus.

28.	Within this section please state that you have not identified any properties for acquisition.

The required information has been included in the prospectus.

29.	Please revise your use of proceeds table on pages 7 and 25 to include the dollar amounts and percentages of the maximum and minimum proceeds if applicable. See Item 3.B. of Industry Guide 5.

The required information has been included in the prospectus.

Policy with Respect to Leverage, 6

30.	Please disclose your maximum leverage policy. If you do not have such a policy, please disclose.

The required information has been included in the prospectus.

31.	We note you plan to invest the proceeds of your offering in Investment Grade Securities. Please tell us whether any of these securities will be used as collateral for any company debt obligation.

The required information has been included in the prospectus.

Conflicts of Interest, Page 9

32.	Please disclose within this section that your promoter is also a partner with your outside legal counsel which has been engaged for this offering.

The required information has been included in the prospectus.

Distributions, page 10

33.	Please disclose whether you intend to pay distributions from sources other than your cash flow from operations, such as offering proceeds or debt.

The required information has been included in the prospectus.

Additional Information, page 12

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

34.
Please note that the current address of the Securities and Exchange Commission’s Public Reference Room is 100 F Street, NE., Washington, DC 20549.  Please revise here and throughout your prospectus accordingly.

The required changes have been made to the prospectus.

Risk Factors, page 12

35.
We note that many of your risk factor subheadings merely state generic facts about your business.  Please revise your risk factor subheadings to provide a more detailed description of the individual risk to which they relate.  Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.  For example only, we note the following subheadings:

•	“Exercise of Rights Under the Initial Warrant,” page 13;

•	“Issues Involving the Investment Company Act,” page 14;

•	“Competition for Properties,” page 15;

•	“Competition for Investors,” page 15;

•	“Restrictions on Changes in Control,” page 16;

•	“General Risks Related to Investments in Real Estate,” page 16;

•	“Risk of Leverage,” page 16;

•	“Risk of Uninsured Losses,” page 17;

•	“Certain Possible Tax Risks,” page 20; and

•	“Status of the Company Under ERISA,” page 22.

The required changes have been made to the prospectus.

36.
Each risk factor should present only one discreet risk.  We note that several of your risk factors contain multiple risks and therefore, they should be revised to present each separate risk under its own subheading.  For example only, we note the following risk factors:

•	“Uncertainty and Delays in Locating Suitable Investments,” page 14;

•	“General Risks Related to Investments in Real Estate,” page 16;

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

•	“General Risks Related to Investments in Real Estate,” page 16;

•	“Rent Income Dependent Upon Creditworthiness of Tenants,” page 17;

•	“Possible Environmental Liabilities,” page 19;

•	“Certain Possible Tax Risks,” page 20

The required changes have been made to the prospectus.

“Competition with Affiliates May Reduce Available Properties, Tenants and Purchasers of Properties,” page 15

37.	Please expand this disclosure to specifically identify any affiliated programs that are in direct competition with you.

The required information has been included in the prospectus.

“General Risks Related to Investments in Real Estate,” page 16

38.	Please expand this risk factor to include a description of how current economic trends might affect an investment in your securities.

The required information has been included in the prospectus.

Use of Proceeds, page 27

39.
You disclose that if the Company sells the maximum number of shares and assuming that the expenses in the aggregate amount to $2,700,000,000 the Company’s capitalization would be $47,300,000.  Please correct this disclosure as it does not appear that you are expecting to incur $2.7 billion in expenses.

The required changes have been made to the prospectus.

Management, page 27

40.
We note your disclosure here and on page 15 of your “Risk Factors” that you expect to rely upon independent advisors, consultants and other third-party professionals in connection with the evaluation of proposed investment properties.  Please provide the information required by Item 9.B of Industry Guide 5 or provide us with a supplemental analysis as to why such information should not be required.

The required information has been included in the prospectus.

41.	Please provide the business experience information required by Item 401(e) of Regulation S-K for Mr. Kirley.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

The required information has been included in the prospectus.

42.	Please clarify which specific experience, qualifications, attributes and skills led to the conclusion that such person should serve as a director for the registrant. See item 401(e) of Regulation S-K.

The required information has been included in the prospectus.

43.	Please revise your disclosure to indicate whether one of the audit committee members will qualify as an “audit committee financial expert.”

The required information has been included in the prospectus.

Asset Management, page 32

44.
We note your disclosure that the company will engage third-party professionals to monitor tenants’ compliance of leasing obligations.  Please discuss here or in the conflicts of interest section whether any of the third-party professionals engaged by the company could be affiliates.

The required information has been included in the prospectus.

Compensation of the Directors and Their Affiliates, page 36

45.
We note your disclosure on pages 36 and 37 concerning the company’s engagement of Monaco Wealth Management LLC to be the company’s registered investment manager in which Monaco would monitor the funds invested in Investment Grade Securities prior to being invested in Properties.  In this section or the plan of distribution section, please clarify Monaco’s registration.  Also, discuss what services Monaco would provide to the company and how it would “monitor” the funds.  In addition, please advise us whether Monaco would provide any advisory services to the company related to its investment in properties and whether the company and Monaco have entered into any preliminary agreements.

Due to the elimination of the requirement concerning investments in “Investment Grade Securities” in favor of investments in short term, liquid Government securities backed by the full faith and credit of the United States Government and/or cash items at a federally insured commercial bank, the services of Monaco Wealth Management LLC were deemed to be unnecessary, and all references to and contemplation of utilization of the services of Monaco Wealth Management LLC have been eliminated form the Company’s Operating Agreement and the Prospectus.  As no agreement has ever been reached or entered into with Monaco Wealth Management LLC, there is nothing to “undo”.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

46.
Please provide additional details about the incentive participation in your Original Manager.  For example, you should discuss how incentive participation will be determined for each director or other individual and how such compensation will be awarded.

The required information has been included in the prospectus.

Investment Objectives and Criteria, page 41

47.
We note your disclosure on page 43 that the company believes that it will have lower projected rates of return than many other real estate programs.  Please reconcile this statement with your disclosure on page 32 that the company believes that the review process involving the full board gives it a unique, competitive advantage over other unaffiliated companies investing in real estate.

The required changes have been made to the prospectus.

48.
We note your disclosure on page 43 and elsewhere in your prospectus that you intend to make interim investments in Investment Grade Securities while you are seeking or acquiring properties.  Please indicate the type of securities (for example, bonds, preferred stocks, common stocks) and the industry groups in which you may invest.  Please also state the criteria followed in your purchase of these securities.  See Item 13(d) of the Instructions to Form S-11 for guidance.

The requirement concerning investments in “Investment Grade Securities” has been eliminated in favor of investments in short term, liquid Government securities backed by the full faith and credit of the United States Government and/or cash items at a federally insured commercial bank.  The prospectus has been modified accordingly and the required disclosure of criteria has been included.

Prior Performance Summary, page 41

49.
We note your disclosure on page 42 that, “While the Company’s Directors have relevant business and real estate experience, none have ever sponsored any real estate programs with investment objectives similar to the company.”  Please note that Industry Guide 5 requires disclosure of prior performance of other programs that have invested primarily in real estate.  Please revise to include the narrative summary and the prior performance tables as applicable.  See Item 8.A. and Appendix II of Industry Guide 5.

The required information has been included in the prospectus.

Management’s Discussion and Analysis of Financial Condition, page 50

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

50.           You disclose that you expect to meet all of your short term liquidity requirements from cash generated from operations.  Please remove this disclosure as your currently have no properties to operate.  In addition you disclose that operating revenues will be used to cover start-up costs and if those are not sufficient you are authorized to obtain secured and/or unsecured non-recourse financing.  Please revise to clearly disclose that you currently have no operating revenues and that you may be unable to obtain debt financing.

The required information has been included in and the required changes have been made to the prospectus.

51.
Within this section please include a discussion of expenses already incurred and your obligation to reimburse your Original Manager for all expenses incurred in connection with your organization or the offering of your shares.

The required information has been included in the prospectus.

Results of Operations, page 50

52.
Please revise to make it clear on what you intend to do with any future positive operating cash flows.  You disclose that all operating cash flows will be distributed but then you disclose that there will be no guaranty that distributions will be made at any level.

The required information has been included in and the required changes have been made to the prospectus.

Pro Forma Operating Information, page 50

53.
Please amend to remove the future pro forma operating information for the hypothetical acquisition of a 116 unit apartment complex.  If this acquisition was considered probable in accordance with Rule 3-14 of Regulation S-X you would be required to provide historical audited financial statements for the property and you would also be required to provide pro forma financial statements that conformed to Article 11 of Regulation S-X.  In no circumstances are you allowed to provide pro forma financial statements for future periods.

The required changes have been made to the prospectus.

No acquisition is considered probable at this time.  When that occurs, all required information will be provided.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

54.
Please tell us if the hypothetical acquisition of the 116 unit apartment complex in Topeka, Kansas is considered probable in accordance with Rule 3-14 of Regulation S-X.  Please tell us how you have made your determination.  If considered probable you would need to include historical financial statements of the property and pro forma financial statements.

The hypothetical acquisition of the 116 unit apartment is not probable at this time.  It is the company’s understanding that the owner of this property is still undecided as to whether or not it is even for sale.  It was merely an example for which the company had acquired information and was representative of the types of properties that will be under consideration.  If an acquisition of this (or any other) property ever does become probable, all required information will be provided.

Description of Shares, page 74

55.
We note your disclosure that you have applied for a listing of the shares on the NYSE Amex and that it is anticipated that your shares will be listed and traded on that exchange.  Please provide us with a supplemental analysis describing any reasonable assurance you may have that your securities will be acceptable to a securities exchange for listing.  Also consider including a risk factor describing the uncertainties associated with applying for a listing on an exchange.

The suggested required risk factor has been added.

As noted above, based on ongoing conversations with NYSE Amex and NASDAQ concerning their respective listing standards, it appears that our securities will not be in a position to be listed upon effectiveness of our registration.  Specifically, neither NYSE Amex nor NASDAQ will list a blind pool.  Consequently, though it is still the company’s intention to pursue listing on a major exchange, it appears that listing on a major exchange will be possible only after the company is able to identify and obtain an adequate number of properties (and otherwise meet all listing standards).

56.
We note your disclosure on page 76 and throughout the prospectus that the voting rights of shareholders change significantly when the company shall have raised capital in excess of One Hundred Million Dollars ($100,000,000.00).  Please disclose any plans you have to raise that amount of capital or state that you currently have no such plans.

The required information has been included in the prospectus.

Plan of Distribution, page 86

57.
We note your disclosure on page 86 that “if the Company is unable to register the Shares or list them on an acceptable exchange, the offering will be abandoned.”  Please disclose when this determination will occur in relation to the offering.  Also discuss whether the funds would be held in escrow until such securities are listed, and if such securities are

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

not listed whether an investor’s full investment with interest would be returned to each investor.

The required information has been included in and the required changes have been made to the prospectus.

58.	Please discuss whether the company intends to use any finders. See Item 508(i) of Regulation S-K.

The required information has been included in the prospectus.

Subscription Escrow Account, page 89

59.
We note your disclosure on page 89 that, “The subscription funds will be invested in short-term certificates of deposit, money market or other liquid asset accounts.”  Please reconcile this statement with the disclosure on the same page that “all funds from sales of Shares shall be invested in Investment Grade Securities.”

These disclosures have been modified to be consistent with the overall decision to require that all interim investments of investors’ funds (whether it be during the escrow period or after delivery to the company) be in short term, liquid Government securities backed by the full faith and credit of the United States Government and/or cash items at a federally insured commercial bank.

Supplemental Sales Material, page 90

60.
We note your disclosure that website sales material will be authorized for use by the company in connection with this offering.  However, it appears that you have no website.  Within this section please describe your plans for establishing a web presence.  If you have no such plans, remove the reference to your website.

This disclosure has been modified to reflect that although no web site currently exists, it is anticipated that a web site will be established prior to December 31, 2010.

Financial Statements, page F-1

61.	Please revise to provide audited financial statements as required by Rule 3-01 of Regulation S-X with all of the required footnotes.

The required information has been included in the prospectus.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

62.	Please revise to remove all of the Pro Forma operating information on page F-3 as noted in a prior comment.

The required changes have been made to the prospectus.
Exhibits

63.
We note that you have included a form of subscription agreement and power of attorney as Exhibit A and your operating agreement as Exhibit B to your registration statement.  Please file these agreements on EDGAR pursuant to Item 601(b)(10) of Regulation S-K.

The required items have been filed.

64.	We note the agreements associated with the following disclosure:

•	“Engagement Contract with Husch Blackwell Sanders L.L.P,” page 36.

Please file this agreement as an exhibit with your next amendment or advise as to why the agreement is not material.  See Item 601(b)(10) of Regulation S-K.

The required item has been filed.

65.
We note that your Articles of Organization and Bylaws do not present the number of shares you are authorized to issue.  Supplementally, please tell us the number of shares that you are authorized to issue or explain why you have not disclosed such information.

Section 3.01(c) of the Operating Agreement (attached as Exhibit B to the prospectus) contains this information and provides in the pertinent part:

“The initial number of Shares (“Initial Shares”) authorized shall be Five Million Two Hundred Eight Thousand Three Hundred Thirty-Three (5,208,333).”

Tax Opinion

66.
Please advise counsel that the tax opinion should opine upon whether the company will be taxed as a partnership.  Please revise the tax opinion or the federal tax consequences section of the prospectus accordingly.  If the company chooses to include the opinion in the prospectus, please revise the prospectus to state specifically that the discussion in the tax consequences section is counsel’s opinion.

The required opinion has been included in the tax opinion and the required changes have been made to the prospectus.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

Part II.  Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page 96

67.	Please provide the information required by Item 701 of Regulation S-K with respect to your Initial Warrant.

The required information has been included in the prospectus.

*           *           *           *           *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charles Christian Kirley, Esq.
Bigelow Income Properties, LLC
August 24, 2010

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with OUT review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest (202) 551-3432 or Daniel Gordon at (202) 551-3486, if you have questions regarding comments on the financial statements and related matters.  Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

/s/ Tom Kluck
Tom Kluck
Branch Chief

cc:         Charles Christian Kirley, Esq.
Via facsimile:  (816) 421-0596